Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-1846

Wednesday, November 6, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "NUINSCO TO DRILL MAJOR NICKEL TARGETS IN PROLIFIC THOMPSON BELT" to be filed as required by Rule 12g3-2(b).

Sincerely,

Christina Osler
Associate

dlw 12/9

Encl.

Nuinsco
RESOURCES LIMITED

For Immediate Release: Wednesday, November 6, 2002

NUINSCO TO DRILL MAJOR NICKEL TARGETS IN PROLIFIC THOMPSON BELT

Toronto, November 6, 2002 -- Nuinsco Resources Limited (TSX-NWI) today announced that Nuinsco and Inco Limited have developed a major geophysical and diamond drilling program that is designed to refine and test a number of geological/geophysical targets on the Mel Claims (The Property) at Thompson, Manitoba. The property is located within 25 kilometres of Inco's processing facilities at Thompson, Manitoba, and consists of 78 staked claims within an area of 45,102 acres. Over the past three winters, Nuinsco has financed exploration over the entire claim group including four diamond drill holes and state-of-the-art, deep-penetrating geophysical surveys. A number of strong conductive bodies are identified as a result of these surveys.

The geology of the property is interpreted to represent a dislocated segment of the Thompson Nickel Belt (TNB). Until recently, this concept had remained proprietary to Inco. Recent independent academic research has confirmed Inco's interpretation.

While some exploration was conducted on the property during the 1960's and 1970's, the effective depth penetration of geophysical surveys was limited to less than 100 metres. The rationale for reviving exploration in 1999 was the superior geophysical technologies now available that include AMT (Audio Magneto Tellurics) for regional reconnaissance and fixed loop surface UTEM (University of Toronto Electro-Magnetics), capable of detailing conductive bodies identified by AMT to depths of up to 600 metres, significantly deeper than historical geophysical methods. The two techniques described are some of the most advanced in their groups. Production of 3D inversions of the AMT data is a very recent development.

Within the TNB, massive sulphides manifest themselves as non-decaying to very slowly decaying conductors. Using Lamontagne Geophysics' Multiloop software, Inco identified and modeled seven such conductors that were detected by the 2002 surface UTEM program. Five are long (1,200 metres to 1,500 metres) and two are short (300 metres to 600 metres) with depths to top ranging from near surface to 335 metres. Before drilling, additional surface UTEM surveys are planned to further define some of these anomalies. Nuinsco has initiated discussions with potential flow-through share investors to arrange financing for its ongoing exploration projects.

The estimated cost of the proposed program on the Mel Claims is approximately $860,000 as detailed below:

	Cost ($)	Work Program
Line cutting	$140,000	18 grids @ 9.3 miles per grid(167.4 miles)
Surface & Borehole UTEM	$300,000	18 grids and survey of minimum of 6 holes
Drilling & Assaying	$420,000	9 holes @ 1,350 feet
Total	**$860,000**	

Inco has the right to re-acquire a 51% interest in the property by funding its portion of the development costs and by committing to spend $6 million on exploration of the Property over four years. Should either party elect not to participate, after Nuinsco has earned a 100% interest, the non-participant would be diluted to a 10% net profits interest.

Nuinsco is an exploration company with projects in Manitoba (nickel), and wholly owned projects in northwestern Ontario, Rainy River (base and precious metals), Cameron Lake (gold), Prairie Lake (tantalum, niobium and industrial minerals) and in northwestern Quebec, Lac Rocher (nickel). Shares of Nuinsco trade on The Toronto Stock Exchange under the symbol NWI. U.S.S.E.C. exemption: 12g3-2(b)#82-1846.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources - H. Douglas Hume, President (416) 626-0470 admin@nuinsco.ca
***Hume, Kieran Inc.*, Investor Relations**
Olav Svela (416) 868-1079 olav@humekieran.com
Cathy Hume (403) 541-1225 cathy@humekieran.com

To receive Company news releases via e-mail, please advise Kam Dhanjal (kam@humekieran.com)